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[LETTERHEAD OF KPMG]


                                                                    EXHIBIT 99.2

January 19, 1999



Office of the Chief Accountant
SECPS Letter Files
Securities and Exchange Commission
Mail Stop 9-5
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Cheap Tickets, Inc. and, under the date of March 13, 1998, we reported on the financial statements of Cheap Tickets, Inc. as of and for the years ended December 31, 1997 and 1996. Subsequent to March 13, 1998, the Board of Directors recommended that our appointment as principal accountants be terminated. We have read Cheap Tickets, Inc.'s statements included under "Change in Independent Auditors" in its S-1 Registration Statement to be filed on January 20, 1999, and we agree with such statements.

Very truly yours,



/s/ KPMG LLP



c:  Cheap Tickets, Inc.